Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2026

KNOT Offshore Partners LP (NYSE:KNOP): Financial Highlights

For the three months ended June 30, 2026 (“Q2 2026”), KNOT Offshore Partners LP (“KNOT Offshore Partners,” “we” or the “Partnership”; NYSE:KNOP):

●	Generated total revenues of $96.8 million, operating income of $15.6 million and net income of $3.4 million;
●	Generated Adjusted EBITDA[1] of $57.6 million; and
●	Reported available liquidity of $143.3 million at June 30, 2026, which was comprised of cash and cash equivalents of $95.3 million and undrawn revolving credit facility capacity of $48.0 million.
●	This $2.6 million increase in the amount of reported available liquidity at June 30, 2026, by comparison with that at March 31, 2026, is broadly consistent with the reducing trend of recent quarters.

Other Partnership Highlights and Events

~~●~~	Fleet operated with 96.8% utilization for scheduled operations in Q2 2026, and 92.4% utilization taking into account the scheduled drydocking of the Fortaleza Knutsen.
●	On July 7, 2026, the Partnership declared a quarterly cash distribution of $0.075 per common unit with respect to Q2 2026, which was paid on August 13, 2026, to all common unitholders of record on July 27, 2026. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q2 2026 in an aggregate amount of $1.7 million.
●	From February 16, 2026 until May 21, 2026, the Tordis Knutsen was off-hire due to a breakdown of its diesel generator. The vessel was successfully repaired during that period and put back into service thereafter. The Partnership received loss-of-hire insurance, including a payment-on-account of $1.8 million in April 2026 relating to Q1 2026, and another $1.9 million payment-on-account in August 2026 relating to Q2 2026. Following the vessel’s return to service, charterer Shell exercised their right to extend the current charter by the amount of the related off-hire time, the firm portion of which consequently ends on September 29, 2028.
●	In mid-April 2026, the Fortaleza Knutsen commenced a drydocking in Europe, following redelivery in Europe from Transpetro. Following completion of this drydocking, the Fortaleza Knutsen carried an interim cargo in late June 2026 and thereafter commenced operations in early August 2026 in the North Sea pursuant to a time charter to Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) for a fixed period of one year plus two charterer’s options each for one additional year.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

●	On April 22, 2026, a time charter for the Hilda Knutsen was executed with Eni, to commence in June 2027 for a fixed period of three years plus three charterer’s options each for one additional year.
●	In early June 2026, Knutsen NYK sought the interest of KNOP in purchasing the shuttle tankers Frida Knutsen, Sindre Knutsen and Hedda Knutsen, pursuant to the omnibus agreement entered into between KNOP and Knutsen NYK at the time of our initial public offering. The Conflicts Committee of our Board of Directors, which is comprised only of directors who are not affiliated with Knutsen NYK, decided not to pursue negotiations in respect of the Frida Knutsen and Sindre Knutsen. These vessels have been in operation in the North Sea since late 2022 and fall outside our business model as they do not have fixed or guaranteed charter contracts of sufficient duration. As a result, Knutsen NYK has no further obligation to offer the Frida Knutsen or the Sindre Knutsen to KNOP unless in the future either vessel secures a charter of at least five years of fixed duration. The Conflicts Committee engaged in negotiations with Knutsen NYK in respect of the Hedda Knutsen.
●	As previously disclosed on Form 13D, on June 15, 2026, Knutsen NYK purchased 1,250,000 of our Series A Preferred Units from Pierfront Capital Mezzanine Fund Pte. Ltd. at a price of $20 per Series A Preferred Unit. KNOP was not a party to this transaction, as the purchase was of existing Series A Preferred Units from a third-party holder. No common units were purchased or sold pursuant to this transaction.
●	On June 30, 2026, Galp Sinopec exercised their option to extend their time charter for the Live Knutsen for three years, until December 2029.
●	On July 3, 2026, Equinor exercised their option to extend their time charter for the Synnøve Knutsen for two years, until February 2029.
●	In late July 2026, the Recife Knutsen commenced a scheduled drydocking, which is due to complete in early October 2026. Thereafter, the Recife Knutsen is due to commence operations in Brazil for a fixed period of two years, pursuant to the time charter to Transpetro that had been executed on April 24, 2026.
●	On August 7, 2026, the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $225 million senior secured credit facility, with DNB Bank ASA as Agent on behalf of the relevant lenders, in order to refinance their existing term loans in the amount of $225.8 million. The credit facility consists of a term loan repayable in 20 consecutive quarterly installments, with a balloon payment of $111.1 million due at maturity in June 2031. The credit facility bears interest at a rate per annum equal to SOFR plus a margin of 1.65%. The credit facility will be guaranteed by the Partnership and secured by mortgages on the five vessels. The new senior secured credit facility will refinance the previously existing term loans related to these vessels which were due to mature in September 2026. Closing of this senior secured credit facility took place on August 25, 2026.
●	On September 1, 2026, the Partnership’s subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Canadian Chartering AS, the company that owns the 2024-built DP2 shuttle tanker Hedda Knutsen from Knutsen NYK (the “Hedda Acquisition”). The purchase price was $113.0 million, less $89.4 million of outstanding indebtedness under the secured credit facility related to the Hedda Knutsen (the “Hedda Facility”), plus $0.8 million of capitalized fees. The initial cost of the Hedda Acquisition will therefore be approximately $24.4 million, and is subject to customary post-closing adjustments for working capital and an interest rate swap. The vessel is on time charter to Petrobras in Brazil through November 2034, where Petrobras has the option to extend the time charter by a further five years.
●	On September 2, 2026, agreement was reached with Eni for a time charter on the Ingrid Knutsen commencing early October 2026 for three years fixed plus three options each of one year. This is in direct continuation of the existing time charter to Eni and replaces their existing options.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q2 2026, marked by safe operation at 96.8% from scheduled operations, 92.4% utilization when including drydockings, consistent revenue and operating income generation, opportunistic fleet management, and continued progress in extending our long-term charter coverage.

As of the date of this release and including contractual updates since June 30, 2026, we are fully contracted for the second half of 2026, and have secured approximately 97% coverage for the first half of 2027 and approximately 87% coverage for the second half of 2027, in each case after allowing for scheduled dry dockings. We remain focused on further strengthening our fleetwide charter coverage and seizing those periodic opportunities that exist to re-charter vessels in the current tight market environment.

We continue to see expansion of offshore oil production volumes and shuttle tanker demand in Brazil and the North Sea. Brazil, in particular, has set new records for both overall volumes and for the pace of production ramp-up at its newly deployed FPSOs. In the North Sea region, which importantly includes the Barents Sea, we have continued to see investment into both the development of newer projects and into the expansion of production capacity in existing fields, even where the specific energy majors developing those fields are changing.

In terms of shuttle tanker supply, we are aware of newbuild shuttle tanker orders, including nine for Knutsen NYK, all of which are scheduled for delivery over 2026-2028. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-to-long term demand for the global shuttle tanker fleet. Particularly when considered in the context of the increasing numbers of shuttle tankers reaching or exceeding typical retirement age, as well as yard capacity constraints limiting material new orders into at least 2028, we expect that the expanding demand of shuttle tankers – driven most notably by a robust FPSO delivery schedule through at least the medium term in Brazil – will readily absorb the entire shuttle tanker orderbook.

As the largest global owner of shuttle tankers, along with our Sponsor, and with a market-leading position in the fastest-growing shuttle tanker region of offshore Brazil, the Partnership is well positioned to benefit from these trends throughout the coming years.

The Partnership continues to believe that long-term unitholder value can best be achieved through the generation of stable, long-term cash flows from owning and operating a fleet of shuttle tankers and the prudent allocation of those cash flows across both fleet growth and the sustainable return of capital to unitholders.

As the shuttle tanker market has continued to improve alongside the Partnership’s own financial position and forward visibility, the Partnership anticipates that it will seek to acquire from Knutsen NYK over the next four to five years the additional ‘dropdown’ vessels described later in this release.

The Partnership believes that the combination of accretive dropdowns and ongoing improvements from rechartering should support both an increase in the Partnership’s cash flow and multiple, gradual distribution increases over the coming quarters and years.”

Financial Results Overview

Results for Q2 2026 (compared to those for the three months ended March 31, 2026 (“Q1 2026”)) included:

●	Revenues of $96.8 million in Q2 2026 ($92.0 million in Q1 2026), reflecting both the stability of our commercial model and an increase due principally to $1.9 million extra in loss of hire recoveries and fewer off hire days as only one vessel was in drydock during Q2 2026 compared to two vessels in Q1 2026.
●	Vessel operating expenses of $36.4 million in Q2 2026 ($33.0 million in Q1 2026). The increase is primarily due to insurance settlements related to Hull & Machinery claims in Q1 2026.
●	Depreciation is a non-cash cost, which in Q2 2026 was $42.1 million ($41.9 million in Q1 2026).

●	There were no impairments in either Q2 2026 or Q1 2026. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value.
●	General and administrative expenses of $1.7 million in Q2 2026 ($2.5 million in Q1 2026). The decrease was primarily driven by higher administrative costs in Q1 2026 associated with Knutsen NYK’s offer to purchase the Partnership’s common units.
●	Operating income consequently of $15.6 million in Q2 2026 ($14.7 million in Q1 2026).
●	Interest expense of $13.8 million in Q2 2026 ($13.9 million in Q1 2026).
●	Realized (i.e. cash) gain on derivative instruments of $0.6 million in Q2 2026 (gain of $1.0 million in Q1 2026), and unrealized (i.e. non-cash) gain of $0.8 million in Q2 2026 (unrealized gain of $0.4 million in Q1 2026). Together, there was a realized and unrealized gain on derivative instruments of $1.4 million in Q2 2026 (gain of $1.4 million in Q1 2026).
●	Net income consequently of $3.4 million in Q2 2026 (net income of $2.6 million in Q1 2026).

By comparison with the three months ended June 30, 2025 (“Q2 2025”), results for Q2 2026 included:

●	A decrease of $6.6 million in operating income (to $15.6 million in Q2 2026 from operating income of $22.2 million in Q2 2025), primarily due to an increase in depreciation, offset by increased revenue due to higher time charter rates and higher loss of hire insurance recoveries in Q2 2026.
●	A decrease of $3.2 million in finance expense (to finance expense of $12.0 million in Q2 2026 from finance expense of $15.2 million in Q2 2025), primarily due to an unrealized and realized gain on derivative instruments in Q2 2026 compared to a loss in Q2 2025, and lower interest expense in Q2 2026 compared to Q2 2025 as a result of repayment of outstanding debt and a lower SOFR rate.
●	A decrease of $3.4 million in net income (to a net income of $3.4 million in Q2 2026 from net income of $6.8 million in Q2 2025).

Financing and Liquidity

As of June 30, 2026, the Partnership had $143.3 million in available liquidity, which was comprised of cash and cash equivalents of $95.3 million and $48.0 million of capacity under its revolving credit facilities. This amount of reported available liquidity was $2.6 million higher than reported available liquidity at March 31, 2026. The Partnership’s revolving credit facilities mature in August 2027 and November 2027 respectively.

The Partnership’s total interest-bearing obligations outstanding as of June 30, 2026, were $905.9 million ($902.5 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q2 2026 was approximately 2.21% over SOFR. These obligations are repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
Remainder of 2026	$10,365	$40,772	$64,682	$115,819
2027	21,246	61,388	156,678	239,312
2028	22,345	40,754	78,825	141,924
2029	23,373	27,513	—	50,886
2030	24,515	27,513	47,384	99,412
2031 and thereafter	136,050	11,387	111,125	258,562
Total	$237,894	$209,327	$458,694	$905,915

As of June 30, 2026, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $272.4 million, to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2026, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 2.94% under its interest rate swap agreements, which have an average maturity of approximately 1.4 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2026, the Partnership’s net exposure to floating interest rate fluctuations was approximately $300.3 million based on total interest-bearing contractual obligations of $905.9 million, less the sale and leaseback facilities for Raquel Knutsen, Torill Knutsen and Tove Knutsen totaling $237.9 million, less interest rate swaps of $272.4 million, and less cash and cash equivalents of $95.3 million.

On June 28, 2024, Knutsen Canadian Charting AS, the subsidiary that owns the Hedda Knutsen, as borrower, entered into a $99 million term loan facility with MUFG Bank (Europe) N.V. and other lenders (the “Hedda Facility”). The Hedda Facility became one of the Partnership’s debt obligations upon closing of the acquisition of the Hedda Knutsen on September 1, 2026, and is therefore not included in the Partnership’s outstanding debt as of June 30, 2026. Following repayment of the quarterly installments due prior to September 1, 2026, the outstanding amount of the Hedda Facility had been reduced to $89.4 million. The Hedda Facility is repayable in quarterly installments with a final payment due at maturity on October 24, 2031 of $61.9 million, which includes the balloon payment and last quarterly installment. The facility bears interest at a rate per annum equal to SOFR plus a margin of 1.6%. In connection with the Hedda Acquisition, the Partnership and KNOT Shuttle Tankers AS became the sole guarantors. The facility is secured by a mortgage on the Hedda Knutsen.

On August 7, 2026, the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $225 million senior secured credit facility, with DNB Bank ASA as Agent on behalf of the relevant lenders, in order to refinance their existing term loans. The credit facility consists of a term loan repayable in 20 consecutive quarterly installments, with a balloon payment of $111.1 million due at maturity in June 2031. The credit facility bears interest at a rate per annum equal to SOFR plus a margin of 1.65%. The credit facility is guaranteed by the Partnership and secured by mortgages on the five vessels. The new senior secured credit facility will refinance the previously existing term loans related to these vessels which were due to mature in September 2026. Closing of this senior secured credit facility took place on August 25, 2026.

In October 2026, the senior secured loan facility secured by the Live Knutsen is due to mature with a repayment due at the time of $65.9 million. Based on the Partnership’s repeated experience of refinancings and following productive discussions and negotiations with its lending group and other institutions and advisors, Management believes that it will be able to conclude a refinancing of this facility on similar terms prior to maturity.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

Any such acquisitions, and the terms thereof, are subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

As of the date of this release, Knutsen NYK owns, or has ordered, the following vessels and has entered into the following charters:

1.

In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels were built in China. The first two vessels, Janeiro Knutsen and Turid Knutsen, were delivered to Knutsen NYK from the yard in May 2026 and August 2026, respectively, and the third vessel is anticipated to be delivered by the end of 2026.

2.

In August 2024, Knutsen NYK entered into a new seven-year time charter contract with PRIO for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to eight further years. The vessel will be built in China and is expected to be delivered later in 2026.

3.

In March 2025, Knutsen NYK entered into a new seven-year time charter contract with Equinor for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to thirteen further years. The vessel will be built in China and is expected to be delivered early in 2028.

4.

In August 2025, Knutsen NYK entered into a new seven-year charter contract with Repsol for a vessel to be constructed and which will operate in Brazil. The charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.

5.

In September 2025, Eli Knutsen was delivered to Knutsen NYK from the yard in China and commenced in October 2025 on a fifteen-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.

6.

In December 2025, Knutsen NYK entered into a new ten-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered late in 2027.

7.

In January 2026, Knutsen NYK entered into a new five-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.

8.

In March 2026, Knutsen NYK entered into a new five-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has options to extend the charter up to five further years. The vessel will be built in China and is expected to be delivered in mid 2027.

9.

In June 2026, Knutsen NYK entered into a new seven-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has options to extend the charter up to thirteen further years. The vessel will be built in China and is expected to be delivered in mid-2028.

10.

In July 2026, Knutsen NYK entered into a new five-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has options to extend the charter up to ten further years. The vessel will be built in China and is expected to be delivered in late-2028.

Outlook

As at June 30, 2026: (i) the Partnership had charters with an average remaining fixed duration of 2.5 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 4.0 years on average and (ii) the Partnership had $881.2 million of remaining contracted forward revenue, excluding charterers’ options and charters agreed or signed after that date. As at June 30, 2026, the nineteen vessels which comprised the Partnership’s fleet had an average age of 10.7 years. During Q2 2026, fifteen of the vessels in our fleet operated in Brazil. The market for shuttle tankers in Brazil has continued to tighten, in particular for the Suezmax vessel class around which that market has increasingly consolidated, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel.

Prevailing charter rates in the shuttle tanker time charter market have historically proven to be far less volatile than those in the conventional tanker spot market, typically avoiding both the extreme highs and the loss-making lows that characterize conventional tanker cyclicality. As this relative stability continues to support our long-term strategic orientation and our ability to confidently invest in long-life assets, there are multiple positive tailwinds nevertheless benefiting our market.

Recent positive momentum across the North Sea appears likely to be sustained by a multi-year offshore development pipeline consisting of FPSO ramp-ups, investments in technology and well expansion to drive production increases from the current FPSO network, and a renewed commitment to exploration and extraction in the region.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, pursue accretive acquisitions supportive of long-term cash flow generation, and position itself to benefit from its market-leading role in an improving shuttle tanker market. The Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term sustainable distribution.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on September 4, 2026 at 9:30 AM (Eastern Time) to discuss the results for Q2 2026. All unitholders and interested parties are invited to join via the live webcast link on the Partnership’s website: www.knotoffshorepartners.com. A replay of the webcast will be available at the same link following the conclusion of the live call.

September 3, 2026

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(U.S. Dollars in thousands)	2026	2026	2025	2026	2025
Time charter and bareboat revenues	$92,085	$89,224	$85,920	$181,309	$168,911
Voyage revenues (1)	—	—	—	—	466
Loss of hire insurance recoveries	4,127	2,227	607	6,354	607
Other income	564	556	533	1,120	1,105
Total revenues	96,776	92,007	87,060	188,783	171,089

Gain from disposal of vessel	—	—	—	—	1,342

Vessel operating expenses	36,445	32,959	33,005	69,404	63,614
Voyage expenses and commission (2)	986	—	944	986	1,711
Depreciation	42,087	41,852	29,372	83,939	58,135
General and administrative expenses	1,701	2,500	1,555	4,201	3,351
Total operating expenses	81,219	77,311	64,876	158,530	126,811
Operating income (loss)	15,557	14,696	22,184	30,253	45,620
Finance income (expense):
Interest income	965	778	903	1,743	1,651
Interest expense	(13,801)	(13,923)	(15,316)	(27,724)	(30,218)
Other finance expense	(235)	(196)	(199)	(431)	(351)
Realized and unrealized gain (loss) on derivative instruments (3)	1,406	1,375	(370)	2,781	(1,714)
Net gain (loss) on foreign currency transactions	(323)	174	(267)	(149)	107
Total finance expense	(11,988)	(11,792)	(15,249)	(23,780)	(30,525)
Income (loss) before income taxes	3,569	2,904	6,935	6,473	15,095
Income tax expense	(158)	(277)	(125)	(435)	(704)
Net income (loss)	$3,411	$2,627	$6,810	$6,038	$14,391
Weighted average units outstanding (in thousands of units):
Common units	33,660	33,660	34,045	33,660	34,045
Class B units (4)	252	252	252	252	252
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Six Months Ended
	June 30,	March 31	June 30,	June 30,	June 30,
(U.S. Dollars in thousands)	2026	2026	2025	2026	2025
Realized gain (loss):
Interest rate swap contracts	$579	$1,010	$2,521	$1,588	$5,631
Total realized gain (loss):	579	1,010	2,521	1,588	5,631
Unrealized gain (loss):
Interest rate swap contracts	827	365	(2,891)	1,193	(7,345)
Total unrealized gain (loss):	827	365	(2,891)	1,193	(7,345)
Total realized and unrealized gain (loss) on derivative instruments:	$1,406	$1,375	$(370)	$2,781	$(1,714)

(4)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2026, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2026	At December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$95,255	$88,983
Amounts due from related parties	153	705
Inventories	4,588	4,288
Derivative assets	2,133	2,276
Other current assets	22,791	15,192
Total current assets	124,920	111,444

Long-term assets:
Vessels, net of accumulated depreciation	1,488,680	1,557,021
Right-of-use assets	675	875
Deferred tax assets	2,295	2,662
Derivative assets	2,250	1,908
Accrued income	15,450	10,927
Other long-term assets	5,308	—
Total Long-term assets	1,514,658	1,573,393
Total assets	$1,639,578	$1,684,837

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$8,732	$9,607
Accrued expenses	26,596	18,428
Current portion of long-term debt	313,819	381,126
Current lease liabilities	419	406
Current portion of derivative liabilities	—	247
Income taxes payable	43	46
Current portion of contract liabilities	9,023	9,024
Prepaid charter	5,696	5,650
Amount due to related parties	2,778	2,392
Total current liabilities	367,106	426,926

Long-term liabilities:
Long-term debt	588,690	573,974
Lease liabilities	256	469
Derivative liabilities	161	909
Contract liabilities	55,590	60,102
Deferred tax liabilities	83	82
Deferred revenues	1,168	1,402
Other long-term liabilities	5,519	—
Total long-term liabilities	651,467	636,938
Total liabilities	$1,018,573	$1,063,864
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	523,236	523,205
Class B unitholders	3,871	3,871
General partner interest	9,590	9,589
Total partners’ capital	536,697	536,665
Total liabilities and equity	$1,639,578	$1,684,837

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Three Months Ended June 30, 2025 and 2026
Consolidated balance at March 31, 2025	$518,491	$3,871	$9,444	$—	$531,806	$84,308
Net income (loss)	5,015	—	95	—	5,110	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

Consolidated balance at March 31, 2026	$523,240	$3,871	$9,589	$—	$536,700	$84,308
Net income (loss)	1,679	—	32	—	1,711	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,683)	—	(31)	—	(1,714)	(1,700)
Consolidated balance at June 30, 2026	$523,236	$3,871	$9,590	$—	$536,697	$84,308

Six Months Ended June 30, 2025 and 2026
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
Net income (loss)	10,788	—	203	—	10,991	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2025	$522,621	$3,871	$9,523	$—	$536,015	$84,308

Consolidated balance at December 31, 2025	$523,205	$3,871	$9,589	$—	$536,665	$84,308
Net income (loss)	2,589	—	49	—	2,638	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(2,558)	—	(48)	—	(2,606)	(3,400)
Consolidated balance at June 30, 2026	$523,236	$3,871	$9,590	$—	$536,697	$84,308

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2026	2025
OPERATING ACTIVITIES
Net income (loss) (1)	$6,038	$14,391
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	83,939	58,135
Amortization of contract intangibles / liabilities	(4,512)	(2,244)
Amortization of deferred revenue	(234)	(234)
Amortization of deferred debt issuance cost	1,138	1,163
Drydocking expenditure	(10,551)	(7,592)
Income tax (benefit)/expense	435	704
Income taxes paid	(28)	(52)
Unrealized (gain) loss on derivative instruments	(1,193)	7,345
Unrealized (gain) loss on foreign currency transactions	(43)	(598)
Net gain from disposal of vessel	—	(1,342)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	553	(255)
Decrease (increase) in inventories	(299)	(716)
Decrease (increase) in other current assets	(7,602)	(1,286)
Decrease (increase) in accrued income	(4,523)	(2,714)
Increase (decrease) in trade accounts payable	(808)	842
Increase (decrease) in accrued expenses	3,901	3,603
Increase (decrease) prepaid charter	45	(5,197)
Increase (decrease) in amounts due to related parties	385	4,027
Net cash provided by operating activities	66,641	67,980

INVESTING ACTIVITIES
Additions to vessel and equipment	(569)	(213)
Proceeds from asset swap (net cash)	—	1,040
Net cash provided by (used in) investing activities	(569)	827

FINANCING ACTIVITIES
Repayment of long-term debt	(53,721)	(64,458)
Payment of debt issuance cost	(10)	—
Cash distributions	(6,006)	(5,203)
Net cash used in financing activities	(59,737)	(69,661)
Effect of exchange rate changes on cash	(63)	243
Net increase (decrease) in cash and cash equivalents	6,272	(611)
Cash and cash equivalents at the beginning of the period	88,983	66,933
Cash and cash equivalents at the end of the period	$95,255	$66,322

(1)	Included in net income is interest paid amounting to $27.0 million and $29.5 million for the six months ended June 30, 2026 and 2025, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation, impairments and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
(U.S. Dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$3,411	$6,810	$6,038	$14,391
Interest income	(965)	(903)	(1,743)	(1,651)
Interest expense	13,801	15,316	27,724	30,218
Depreciation	42,087	29,372	83,939	58,135
Income tax expense	158	125	435	704
EBITDA	58,492	50,720	116,393	101,797
Other financial items (a)	(848)	836	(2,201)	1,958
Adjusted EBITDA	$57,644	$51,556	$114,192	$103,755

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;

●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas, the conflicts with Iran and the other conflicts in the Middle East and Venezuela;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2025.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.